Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: September 3, 2013

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of Annual Shareholders Meeting of Gazit-Globe Ltd. (the “Company”)

1.	In the meeting of the Company’s shareholders convened on September 3, 2013, notice of which was originally reported on a form with reference number 2013-01-122073 and the agenda of which was as listed below, the results were as follows:

Number	Item for Vote	Result	Votes
			Total number of votes cast	For	Against	Abstain
1	The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kaiserer as the Company’s auditors for 2013 and the authorization of the Company’s Board to determine their fees	Approved	135,217,248	130,087,441	4,808,629	321,178
2	The re-appointment of Mr. Chaim Katzman, Chairman of the Board, as a Company director, effective immediately pursuant to Articles 78.1—78.3 of the Company’s Articles of Association	Approved	143,006,490	120,072,083	22,934,407
3	The re-appointment of Mr. Arie Mientkavich, Deputy Chairman of the Board, as a Company director, effective immediately pursuant to Articles 78.1—78.3 of the Company’s Articles of Association	Approved	142,906,490	113,227,942	29,678,548	—
4*	The re-appointment of Prof. Yair Orgler as an external director of the Company, starting on November 27, 2013 for a period of three years from such date	Approved	145,629,779	145,056,491	573,288	—
5**	Approval of the Compensation Policy for Office Holders	Approved	145,635,379	131,505,696	14,129,083	600
6***	The extension of the Company’s engagement with Mr. Aharon Soffer as the Company’s President for a period of an additional three years beginning November 1, 2013, with a revision of the terms of his employment	Approved	145,635,379	135,861,779	9,773,000	600
7	Approval of the terms of the compensation for Mr. Mientkavich for a period of three years effective immediately.	Approved	145,635,379	129,951,485	15,677,694	6,200

*	The results excluding Interested Parties were 55,420,920 votes in favor (98.98%) out of total of 55,994,208 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.
**	The results excluding Interested Parties were 41,870,125 votes in favor (74.77%) out of total of 55,999,808 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.
***	The results excluding Interested Parties were 46,226,208 votes in favor (82.55%) out of total of 55,999,808 votes cast. Under Israeli law, a majority which excludes Interested Parties is required for this resolution to pass.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.